UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020

Commission File Number: 001-38283
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InflaRx N.V.
(Translation of registrant's name into English)
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Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

On January 16, 2020, in connection with a conference held by J.P. Morgan, InflaRx N.V. (the “Company”) updated and presented its corporate presentation (the “Corporate Deck”).

The Corporate Deck is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The Corporate Deck is also available on the Company’s website located at www.inflarx.de, and the presentation will be available both live and in recorded form on the Company’s website, as well.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: January 16, 2020	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	InflaRx N.V. January 2020 Corporate Presentation titled “Controlling Inflammation”